DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

June 24, 2016

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Mercer Funds – Registration Statement on Form N-1A
File Nos. 333-123467 and 811-21732

Dear Ms. Vroman-Lee:

On behalf of Mercer Funds (the “Trust”), which filed Post-Effective Amendment No. 32 to its Registration Statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on April 12, 2016 with respect to: (i) the Mercer US Large Cap Growth Equity Fund (the “Large Cap Fund”) and (ii) the Mercer US Small/Mid Cap Growth Equity Fund (the “Small/Mid Cap Fund”) (collectively, the “Funds”), I wish to respond to the comments on the Registration Statement that you recently provided to Gary Brooks and myself over the telephone.

As you are aware, the Trust also previously filed Registration Statements on Form N-14 with respect to the Funds (the “Form N-14s”) in connection with certain proposed reorganization transactions (the “Reorganizations”) involving the Funds pursuant to which the Funds have been designated as the successor funds in the Reorganizations. We note that we have previously responded on behalf of the Trust to each of the comments that you provided on the Form N-14s.

The proposed responses on behalf of the Trust to each of the comments to the Registration Statement are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement. References to the “Class S Prospectus” mean the Prospectus offering Class S shares, and references to the “Class Y Prospectus” mean the Prospectus offering Class Y-1, Class Y-2 and Class Y-3 shares.

1. Front Cover Pages of the Prospectuses and the Statement of Additional Information

Comment: Please confirm the reason for including references to “N/A” where the ticker symbols would be displayed for the Class S, Class Y-1 and Class Y-2 shares of the Funds and please consider removing these references.

Response: This will confirm that the references to “N/A” have been included to clarify that the Class S, Class Y-1 and Class Y-2 shares of the Funds are not currently offered for sale and are therefore not yet available, and, accordingly, these share classes do not yet have ticker symbols, so the “N/A” is a reference to the fact that the ticker symbols are “Not Applicable”, and also, in the alternative, “Not Available”. The Trust believes that this is useful information for investors to know because the Trust may choose to begin offering these share classes in the future and the disclosure would therefore be appropriate. Therefore, no changes have been made in response to this comment.

2. Prospectus and Statement of Additional Information

Comment: Please confirm supplementally that the proposed Reorganizations involving the Funds will be completed on or before the date the Registration Statement becomes effective.

Response: This will confirm that the Trust has made the necessary arrangements for the Reorganizations to be effectuated in a manner that will result in the Registration Statement becoming effective contemporaneously with the date the Reorganizations are completed. Specifically, the Reorganizations are scheduled to close immediately after the close of business on Friday, June 24, 2016, and the Registration Statement is scheduled to become effective prior to the opening of business on Monday, June 27, 2016.

3. Prospectus and Statement of Additional Information

Comment: Please confirm supplementally that all material disclosures included in the Form N-14s in connection with the Reorganizations, including any updates to the disclosures made as a result of the comments previously provided with respect to the Form N-14s, will also be reflected in the Registration Statement.

Response: This will confirm that all material disclosures included in the Form N-14s have also been reflected in the Registration Statement, including disclosure resulting from comments that were provided with respect to the Form N-14s.

4. Prospectuses – Page 1 – Fees and Expenses Tables – Annual Fund Operating Expenses

Comment: Please consider deleting the references to the Class S, Class Y-1 and Class Y-2 shares of the Funds, which are described in Footnote 2 to the Fees and Expenses Tables, because these share classes have not yet commenced operations.

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Response: The Trust believes that the disclosure regarding these share classes is useful disclosure, and the Trust notes that, as indicated above, the Trust may choose to begin offering these share classes in the future and the disclosure is therefore considered to be appropriate. Accordingly, no changes have been made in response to this comment.

5. Prospectuses – Pages 2 and 9 – Principal Investment Strategies

Comment: Please include additional disclosure in the Principal Investment Strategies section describing each Fund’s “core equity” investment approach in a manner that is consistent with the disclosure that was included in the Form N-14s.

Response: The requested disclosure has been added.

6. Prospectus – Large Cap Fund - Page 2 – Principal Investment Strategies

Comment: With respect to the Large Cap Fund, the Principal Investment Strategies section for the Fund states that, for purposes of its investment policy, the Fund invests in the equity securities of “large capitalization U.S. companies”. The disclosure further states that “the Fund considers ‘large capitalization U.S. companies’ to be U.S. companies, at the time of investment, whose market capitalizations exceed the market capitalization of the smallest company included in the Russell 1000® Index, as measured at the end of the preceding month (as of June 30, 2015, $36.8 million).” Please confirm supplementally how the Fund determines that companies with capitalizations measured from only $36.8 million qualify as “large capitalization” companies, as this does not appear to be a reasonable definition of the term “large capitalization” as referenced by the factors set forth in Question 6 of the “Frequently Asked Questions About Rule 35d-1 (Investment Company Names)”.

Response: Please be advised that the subject disclosure has been revised to reflect the fact that the Large Cap Fund will henceforth consider “large capitalization U.S. companies” to be those U.S. companies with market capitalizations greater than $4 billion at the time of investment.

7. Prospectuses – Pages 2 and 9 – Principal Investment Strategies

Comment: Please confirm supplementally whether the Funds’ investments in derivatives will be counted toward each Fund’s 80% investment policy and if so, how. In addition, please also confirm supplementally whether the Funds will value their derivatives holdings on a mark-to-market basis for purposes of calculating each Fund’s compliance with its 80% policy.

Response: This will confirm that each Fund’s investments in derivatives will be counted toward that Fund’s 80% investment policy if the derivatives have economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy. This also will confirm that each Fund will value its derivatives holdings on a mark-to-market basis for purposes of calculating compliance with its 80% policy.

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8. Prospectuses – Large Cap Fund - Page 3 – Principal Risk Factors

Comment: With respect to the Large Cap Fund, because the disclosure in the Principal Investment Strategies section regarding the market capitalization threshold for what the Fund considers to be a “large capitalization” company is inclusive of companies that may, in fact, be small and medium capitalization companies, please consider providing additional disclosure in the Principal Risk Factors section regarding the risks associated with investing in small and medium capitalization companies.

Response: Because the Large Cap Fund has revised the disclosure regarding the market capitalization threshold for “large capitalization” companies to include those U.S. companies with market capitalizations greater than $4 billion at the time of investment, no further changes to the Principal Risk Factors disclosure is required.

9. Prospectuses – Pages 5 and 12 – Performance of the Fund

Comment: Please consider revising the disclosure in the footnote to the Average Annual Total Returns Table to clarify that the Funds have adopted the new benchmark indices because each new index is more reflective of the applicable Fund’s “current” investment style as opposed to “new” investment style.

Response: The disclosure has been revised as requested.

10. Prospectuses – Pages 5, 12, 15 and 21 of the Class S Prospectus and Pages 5, 12, 16 and 22 of the Class Y Prospectus– Fund Management and The Subadvisors

Comment: Please add additional disclosure clarifying which individuals will be “jointly and primarily responsible” for the day-to-day management of each Fund’s portfolio with respect to those subadvisors that employ a team or committee to manage its allocated portion of a Fund’s assets.

Response: The requested disclosure has been added.

11. Prospectuses – Pages 25 of the Class S Prospectus and Page 26 of the Class Y Prospectus – Risks of the Funds

Comment: We note that some of the disclosure regarding the Funds’ principal investment risks provided in response to Item 9 of Form N-1A is repeated in each Fund’s response to Item 4(b) of Form N-1A. Please consider removing duplicative disclosure. Please refer to IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014).

Response: The Trust has reviewed the relevant disclosure and respectfully submits that each Fund’s response to Item 4(b) of Form N-1A provides summary information regarding the Fund’s principal investment risks that are discussed in greater detail in response to Item 9 of Form N-1A. As such, the Trust views the current risk disclosure as in compliance with Item 4(b) and Item 9. Therefore, no changes have been made in response to this comment.

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12. Prospectuses – Page 30 of the Class S Prospectus and Page 32 of the Class Y Prospectus – Cash and Short-Term Investments

Comment: Please consider including additional disclosure identifying the types of short-term instruments that the Funds may hold.

Response: The requested disclosure has been added.

13. Prospectuses – Page 41 of the Class S Prospectus and Page 44 of the Class Y Prospectus – Financial Highlights

Comment: Please confirm supplementally that the Financial Highlights will be updated to reflect information for the fiscal year ended March 31, 2016, the Funds’ recent fiscal year end.

Response: This will confirm that the Trust has updated the Financial Highlights to reflect information for the Funds’ most recent fiscal year ended March 31, 2016.

14. Prospectuses – Page 33 of the Class S Prospectus and Page 34 of the Class Y Prospectus – Who Manages the Funds

Comment: As a condition for use of the Trust’s manager-of-managers exemptive order (the “Exemptive Order”), the Trust must disclose that it has obtained the Exemptive Order. Please confirm supplementally that the necessary disclosure regarding the Exemptive Order has been included in the Prospectuses.

Response: This will confirm that the Trust currently provides disclosure on Page 33 of the Class S Prospectus and Page 34 of the Class Y Prospectus regarding the Exemptive Order, explaining the existence, substance and effect of the Exemptive Order and that the Funds employ a manager-of-managers structure.

15. Part C – Indemnification

Comment: Please confirm that the indemnification undertaking required by Rule 484 of the Securities Act of 1933, as amended (the “1933 Act”), is included in the Registration Statement, as it does not currently appear in Item 30 of Part C, the section titled “Indemnification”.

Response: This will confirm that disclosure consistent with the indemnification undertaking required by Rule 484 under the 1933 Act was previously included in the Registration Statement under Item 35 of Part C, which is the section titled “Undertakings”. This disclosure has been moved so that it now appears under Item 30.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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